EXHIBIT 99.3

2007 AUDITED ANNUAL FINANCIAL STATEMENTS

DISCLAIMER

This document contains forward-looking financial and operational information including earnings, cash flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S REPORT TO UNITHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date.  Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte & Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Independent Registered Chartered Accountants’ Report before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A Company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as of December 31, 2007.

Deloitte & Touche LLP audited our consolidated financial statements as stated in their report which is on page 3 of this Exhibit 99.3 of Form 40-F and has issued an attestation report on our internal control over financial reporting.

(“Lorenzo Donadeo”)	(“Curtis Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 17, 2008

2007 Annual Financial Statements – Exhibit 99.3	2

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the accompanying consolidated balance sheets of Vermilion Energy Trust and subsidiaries (the “Trust”) as at December 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income and retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Trust and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 17, 2008, we reported separately to the Unitholders of Vermilion Energy Trust on our audits, conducted in accordance with Canadian generally accepted auditing standards, of the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which did not include Note 22, Differences between Canadian and United States of America Generally Accepted Accounting Principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 17, 2008

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s consolidated financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Our report to the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust dated March 17, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 17, 2008

2007 Annual Financial Statements – Exhibit 99.3	3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the internal control over financial reporting of Vermilion Energy Trust and subsidiaries (the “Trust”) as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2007 of the Trust and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 17, 2008

2007 Annual Financial Statements – Exhibit 99.3	4

Consolidated Balance Sheets December 31 (THOUSANDS OF CANADIAN DOLLARS)
	2007	2006

ASSETS

Current
Cash and cash equivalents (Note 19)	$47,868	$26,950
Accounts receivable	119,645	120,573
Crude oil inventory	11,033	4,898
Derivative instruments (Note 13)	37	1,624
Prepaid expenses and other (Note 3)	7,669	13,473
	186,252	167,518
Derivative instruments (Note 13)	9,515	4,656
Long-term investments (Notes 3, 4 and 16)	63,128	27,152
Goodwill	19,840	19,840
Reclamation fund (Notes 3 and 6)	57,928	56,357
Capital assets (Note 5)	1,331,460	1,187,316
	$1,668,123	$1,462,839

LIABILITIES

Current
Accounts payable and accrued liabilities	$128,858	$139,672
Distributions payable to unitholders	12,794	11,000
Income taxes payable	1,518	13,419
Derivative instruments (Note 13)	7,450	-
	150,620	164,091
Long-term debt (Note 3 and 7)	452,490	358,236
Asset retirement obligation (Note 6)	163,374	127,494
Future income taxes (Notes 3 and 8)	205,702	224,631
	972,186	874,452
Non-controlling interest - exchangeable shares (Note 10)	68,576	51,780

UNITHOLDERS’ EQUITY

Unitholders’ capital (Note 9)	380,941	321,035
Contributed surplus (Note 9)	29,211	30,513
Retained earnings	217,209	185,059
	627,361	536,607
	$1,668,123	$1,462,839

APPROVED BY THE BOARD

(“W. Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

2007 Annual Financial Statements – Exhibit 99.3	5

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)
	2007	2006

REVENUE
Petroleum and natural gas revenue	$707,334	$618,072
Royalties	(97,518)	(92,212)
	609,816	525,860

EXPENSES AND OTHER INCOME
Operating	119,517	96,492
Transportation	22,926	10,504
Unit based compensation (Note 11)	13,985	24,383
Loss (gain) on derivative instruments (Note 13)	7,013	(349)
Interest	22,330	16,781
General and administration	18,726	15,839
Foreign exchange (gain) loss	(11,533)	12,997
Other income	(1,106)	(1,348)
Depletion, depreciation and accretion	211,397	162,254
	403,255	337,553

EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	206,561	188,307

INCOME TAXES (NOTE 8)
Future	(9,325)	(16,349)
Current	34,033	42,876
	24,708	26,527

OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 10)	16,813	14,917
Loss (gain) related to equity method investment	754	(60)
	17,567	14,857

NET EARNINGS AND COMPREHENSIVE INCOME	164,286	146,923
Retained earnings, beginning of year	185,059	168,774
Cumulative effect of adoption of new accounting standards (Note 3)	5,765	-
Distributions declared	(136,389)	(130,638)
Unit-settled distributions on vested unit based awards (Note 9)	(1,512)	-

RETAINED EARNINGS, END OF YEAR	$217,209	$185,059

NET EARNINGS PER TRUST UNIT (NOTE 12)
Basic	$2.48	$2.30
Diluted	$2.39	$2.22

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 12)
Basic	66,122,423	63,977,134
Diluted	75,782,723	73,059,877

2007 Annual Financial Statements – Exhibit 99.3	6

Consolidated Statements of Cash Flows
Years Ended December 31
(THOUSANDS OF CANADIAN DOLLARS)
	2007	2006

OPERATING
Net earnings	$164,286	$146,923
Adjustments:
Depletion, depreciation and accretion	211,397	162,254
Change in unrealized gains and losses and amounts accrued relating to derivative contracts (Note 13)	4,178	(571)
Unit based compensation	13,985	24,383
Loss (gain) related to equity method investment	754	(60)
Unrealized foreign exchange (gain) loss	(16,226)	12,353
Non-controlling interest - exchangeable shares	16,813	14,917
Change in unrealized gains and losses and amounts realized relating to investments	49	(1,348)
Future income taxes	(9,325)	(16,349)
	385,911	342,502
Asset retirement costs incurred	(4,056)	(4,217)
Changes in non-cash operating working capital (Note 14)	(31,965)	(32,252)
Cash flows from operating activities	349,890	306,033

INVESTING
Drilling and development of petroleum and natural gas properties	(175,639)	(136,939)
Acquisition of petroleum and natural gas properties (Note 4)	(121,294)	(26,435)
Long-term investment (Note 4)	(32,193)	(7,500)
Corporate acquisition, net of cash acquired (Note 4)	-	(124,604)
Purchase of derivative instrument (Note 13)	-	(4,926)
Contributions to reclamation fund	-	(9,553)
Changes in non-cash investing working capital (Note 14)	(4,512)	548
Cash flows used in investing activities	(333,638)	(309,409)

FINANCING
Issue of trust units for cash	7,045	11,545
Cash distributions	(134,595)	(130,264)
Increase in long-term debt	99,053	87,137
Issue of trust units pursuant to distribution reinvestment plan	35,992	18,811
Changes in non-cash financing working capital (Note 14)	-	(1,531)
Cash flows from (used in) financing activities	7,495	(14,302)
Foreign exchange (loss) gain on cash held in foreign currencies	(2,829)	1,851

Net change in cash and cash equivalents	20,918	(15,827)
Cash and cash equivalents, beginning of year	26,950	42,777
Cash and cash equivalents, end of year	$47,868	$26,950

Supplementary information - cash payments
Interest paid	$26,071	$20,320
Income taxes paid	$45,934	$47,523

2007 Annual Financial Statements – Exhibit 99.3	7

Notes to the Consolidated Financial Statements - Years Ended December 31, 2007 and 2006
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.   BASIS OF PRESENTATION

Vermilion Energy Trust (the “Trust” or “Vermilion”) was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. (“Resources” or the “Company”), Clear Energy Inc. (“Clear”) and Vermilion Acquisition Ltd.  The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (“Trust Indenture”).  Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement, former holders of common shares of the Company received units of the Trust, exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, as well as common shares of Clear.  The Company became a subsidiary of the Trust.  The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries.  After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interest basis, which recognizes the Trust as the successor entity to Resources.

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries, all of which are wholly owned, on a consolidated basis.  Inter-company account balances and transactions are eliminated upon consolidation.

The Trust currently has no variable interest entities of which it is the primary beneficiary and accordingly the consolidated financial statements do not include the accounts of any such entities.

Petroleum and Natural Gas Operations
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, overhead costs related to exploration and development and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a 20% or greater change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is calculated on a country-by-country basis using the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Annually, the carrying value of the Trust’s petroleum and natural gas properties is compared to the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves on a country-by-country basis.  If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the assets to the estimated net present value of future cash flows from proved plus probable reserves.  This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate.  Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

A significant portion of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

2007 Annual Financial Statements – Exhibit 99.3	8

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Trust recognizes the estimated liability associated with an asset retirement obligation in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted using the unit-of-production method over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and this accretion is charged to earnings in the period.  The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows or changes in the original estimated undiscounted costs.  Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates.  The recoverability test associated with the Trust’s petroleum and natural gas properties is based on the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  The asset retirement obligation is based on estimated liabilities related to legal obligations associated with future retirement of property, plant and equipment.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and short-term investments accounted for at fair value that have an original maturity date of not more than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value.  Cost is determined on a weighted-average basis.

Long-Term Investments
Investments in which the Trust has significant influence are accounted for using the equity basis of accounting whereby the carrying value of the investment is increased or decreased for the Trust’s percentage of net earnings or loss and reduced by dividends paid to the Trust.  In 2007 and 2006 only the Trust’s investment in Verenex Energy Inc. (“Verenex”) was subject to the equity basis of accounting.

Long-term investments over which the Trust does not have significant influence are carried at fair value.   Dividends received or receivable from the investments are included in the Trusts net earnings, with no adjustment to the carrying amount of the investment.

Goodwill
Goodwill is tested for impairment at least annually by comparing the fair value of the reporting unit with its carrying amount.  If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.  For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head.  In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

2007 Annual Financial Statements – Exhibit 99.3	9

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Financial Instruments
The Trust has elected to not designate any of its price risk management activities as accounting hedges and accounts for derivative financial instruments at fair value.  The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes.   The fair value of derivative financial instruments are recorded in the consolidated balance sheets with changes in fair value of derivative financial instruments recognized in earnings during the period.

Financial Instruments
Cash and cash equivalents are classified as held for trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.  A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost.  The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, distributions payable to unitholders and long-term debt have been classified as other financial liabilities and are initially recognized at fair value.  The carrying value approximates the fair value due to the short-term nature of these instruments.   Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net income in the period in which they arise.  Gains and losses associated with the Trust’s investments in debt and equity securities are included in other income in the consolidated statement of earnings.

The fair values of derivative instruments, debt securities and equity securities are determined by reference to published prices in active markets.

Unit Compensation
The Trust has unit-based long-term compensation plans for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the fair value of the award at the date of grant.  Unit compensation expense is deferred and recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus.

Upon vesting or exercise, the amount previously recognized in contributed surplus together with any consideration paid is recorded as an increase in unitholders’ capital.   The Trust has not incorporated an estimated forfeiture rate for awards that will not vest, rather, the Trust accounts for forfeitures as they occur.

Per-unit Amounts
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period.  Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period.  The treasury stock method assumes that the aggregate of the proceeds received from the exercise of “in the money” trust unit rights and the deemed proceeds related to unrecognized unit based compensation expense are used to repurchase units at the average market price during the period.  Trust unit awards outstanding are converted at estimated performance factors.

2007 Annual Financial Statements – Exhibit 99.3	10

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation
The financial position and results of foreign subsidiaries, all of which are considered to be integrated, are translated on the following basis:

-     Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
-     Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-	Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

Income Taxes
Future income taxes are calculated using the liability method whereby income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

The Trust is a taxable entity under the Income Tax Act (Canada) and currently is only taxable on income that is not distributed to the unitholders.  In 2007, the Government of Canada passed legislation that effectively imposes a tax on distributions made by entities such as the Trust beginning in 2011.  In 2006 and prior years, as the Trust allocated all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture and met the requirements of the Income Tax Act (Canada) applicable to it, a provision for Canadian income tax expense was only recognized in the Canadian subsidiaries of the Trust.  As a result of this new legislation, future income taxes related to temporary differences arising in the Trust which will reverse after 2010 are now recognized in earnings.

The Trust is subject to current income taxes in France, the Netherlands and Australia based on the tax legislation of each respective country.

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources’ equity.  When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition.  Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets, or goodwill as appropriate.

3.   NEW ACCOUNTING POLICIES

Financial Instruments
On January 1, 2007 the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 - “Comprehensive Income”, Section 3855 - “Financial Instruments”, Section 3861 -  “Financial Instruments – Presentation and Disclosure” and Section 3865 - “Hedges”.  These standards require that entities categorize financial instruments and measure certain financial instruments at fair value.  In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost.  Gains and losses associated with these securities are reflected in net earnings in the period in which they arise.  Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition whereas previously these amounts were deferred and amortized using the straight-line method over the term of the debt.  Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet.  The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings.  As the Trust does not have any other comprehensive income, net earnings equal comprehensive income.

2007 Annual Financial Statements – Exhibit 99.3	11

3.   NEW ACCOUNTING POLICIES (Continued)

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards.  The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

Accounting Changes
Effective January 1, 2007, the Trust adopted Section 1506 – “Accounting Changes” which prescribes the criteria for changing accounting policies as well as the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  The adoption of this amended accounting standard did not impact the financial statements of the Trust.

4.   INVESTMENTS AND ACQUISITIONS

a)      Verenex

On December 21, 2006, Verenex completed a $33.2 million bought-deal financing in which Vermilion purchased 1,171,875 common shares at a price of $6.40 per share, representing 23% of the bought-deal financing.  This reduced the Trust’s equity interest in Verenex to 45% from 49%.

In July 2007, Vermilion purchased 2.1 million shares in Verenex for total consideration of $30 million as part of a $115 million bought-deal financing announced by Verenex.

In the fourth quarter of 2007, Vermilion purchased an additional 0.2 million shares in Verenex for total consideration of $2.2 million.  After reflecting these additional shares, Vermilion owns 18.7 million shares representing 42.2% of the outstanding shares of Verenex.

b)      Australia Acquisition

On June 20, 2007, the Trust acquired the remaining 40% interest in the Wandoo field in offshore Australia for cashconsideration of $117.9 million.  The purchase price allocation was determined as follows:

Capital assets	$138,596
Asset retirement obligation	(12,405)
Working capital	(8,311)
Total consideration	$117,880

2007 Annual Financial Statements – Exhibit 99.3	12

4.   INVESTMENTS AND ACQUISITIONS (Continued)

c)   Esso Rep Acquisition

On July 10, 2006, the Trust, through its France subsidiary, acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation.  On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party.  The acquisition has been accounted for using the purchase method of accounting and as no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between the two purchase events, the allocation of the purchase price was determined as at July 10, 2006.  Results of operations are included in the consolidated results from that date.  The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million.  Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS.  The purchase price allocation was determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

5.   CAPITAL ASSETS

		Accumulated Depletion,
		Depreciation and	Net
2007	Cost	Amortization	Book Value
Petroleum and natural gas properties and equipment	$2,186,091	$858,180	$1,327,911
Furniture and equipment	10,835	7,286	3,549
	$2,196,926	$865,466	$1,331,460

		Accumulated Depletion,
		Depreciation and	Net
2006	Cost	Amortization	Book Value
Petroleum and natural gas properties and equipment	$1,841,854	$657,988	$1,183,866
Furniture and equipment	9,598	6,148	3,450
	$1,851,452	$664,136	$1,187,316

As at December 31, 2007 and 2006 there were no costs to exclude for undeveloped properties from the depletion and depreciation calculation.  During the year, the Trust capitalized $2.1 million (2006 - $0.4 million) of overhead costs related to exploration and development activities.

The Trust performed calculations at December 31, 2007 and 2006 to assess whether the carrying value of petroleum and natural gas properties and equipment is recoverable.  Based on the calculations, the undiscounted future cash flows from the Trust’s proved reserves exceeded the carrying values of the Trust’s petroleum and natural gas properties and equipment at December 31, 2007 and 2006 and therefore the carrying values are considered recoverable.

The benchmark prices used in the December 31, 2007 calculation are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia
2008	$54.32	$80.38	$57.00	$91.00
2009	$56.94	$77.01	$58.59	$87.00
2010	$55.84	$73.52	$55.94	$80.50
2011	$55.15	$71.61	$53.96	$78.50
2012	$54.86	$71.47	$53.31	$78.50
Average increase thereafter	2.0%	1.5%	1.0%	1.0%

2007 Annual Financial Statements – Exhibit 99.3	13

6.   ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

The total asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $163.4 million as at December 31, 2007 (2006 - $127.5 million) based on a total undiscounted future liability after inflation adjustment of $579.4 million (2006 - $502.0 million).  These payments are expected to be made over the next 48 years with most coming within the time frame of 15-37 years.  The Trust used a credit adjusted risk free rate of 8% and inflation rates between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the change in the Trust’s total asset retirement obligation:

	2007	2006
Carrying amount, beginning of period	$127,494	$70,214
Increase in liabilities in the period	12,936	21,297
Disposition of liabilities in the period	(4,055)	(4,217)
Change in estimate	27,240	24,946
Accretion expense	10,067	7,380
Foreign exchange	(10,308)	7,874
Carrying amount, end of period	$163,374	$127,494

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  In 2007, the Trust contributed nil to the reclamation fund (2006 - $9.6 million).  Reclamation fund assets are comprised of cash, debt securities and equity securities which are carried at fair value.

The following table reconciles the change in the Trust’s reclamation fund investments:

	2007	2006
Cash and short term investments, at fair value and cost (cost approximates fair value)	$10,838	$30,685
Equity securities, at cost (fair value 2006 - $10.7 million)	-	8,214
Equity and debt securities, at fair value	47,090	-
Debt securities at amortized cost (fair value 2006 - $17.4 million)	-	17,458
	$57,928	$56,357

A portion of the cash and short term investments as well as all of the equity securities and debt securities which comprise the reclamation fund are professionally managed by third parties.

7.   LONG-TERM DEBT

As at December 31, 2007, the Trust had an unsecured covenant - based credit facility consisting of a revolving term loan in the amount of $625 million.  The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

2007 Annual Financial Statements – Exhibit 99.3	14

8.   INCOME TAXES

The net future income tax liability at December 31, 2007 and 2006 is comprised of the following:

	2007	2006
Future income tax liabilities:
Capital assets	$(232,283)	$(250,282)
Derivative contracts	(1,086)	(2,095)
Partnership income deferral	(7,240)	(5,069)
Asset retirement obligation	(5,445)	-
Future income tax assets:
Non-capital losses	38,909	22,920
Asset retirement obligation	-	8,689
Basis difference of investments	61	1,176
Share issue costs	129	30
Other	392	-
Unrealized foreign exchange	861	-
Net future income tax (liability)	$(205,702)	$(224,631)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 32.12% (2006 – 34.50%), as follows:

	2007	2006
Earnings before income taxes and non-controlling interest	$205,807	$188,367
Canadian corporate tax rate	32.12%	34.50%
Expected tax expense	66,105	64,987
Increase (decrease) in taxes resulting from:
Income attributable to the unitholders	(43,808)	(45,069)
Non-deductible Crown payments	123	4,071
Resource allowance	-	(2,863)
Foreign tax rate differentials*	1,528	(8,563)
Statutory rate changes	70	(9,490)
Capital taxes	-	(179)
Unit compensation expense	4,492	8,539
Amended returns and pool estimate variances	8,830	4,653
Foreign exchange	(8,018)	10,064
Other	(703)	377
One-time tax benefit associated with offshore drilling program	(8,929)	-
Adjustment to provisions for tax positions taken	5,213	-
Non-taxable portion of capital gains	(195)	-
Provision for income taxes	$24,708	$26,527
* The corporate tax rate in France is 34.4%, 45.3% in the Netherlands and 30% in Australia

In 2007, the Government of Canada passed legislation that effectively imposes a tax on distributions made by entities such as the Trust beginning in 2011.  As a result of this legislation, future income taxes related to temporary differences arising in the Trust, which will reverse after 2010, are now recognized in earnings.  The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

2007 Annual Financial Statements – Exhibit 99.3	15

9.   UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

The Trust is authorized to issue an unlimited number of units of the Trust.

The Trust established a Distribution Reinvestment Plan (“DRIP”) to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2007, the Trust issued 1.1 million units for proceeds of $36.0 million (2006 – 0.6 million units for proceeds of $18.8 million).

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2005	62,508,214	274,813
Distribution reinvestment plan	609,907	18,811
Issued on conversion of exchangeable shares	225,132	7,430
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,350,541	11,116
Transfer from contributed surplus for unit based awards	-	8,436
Trust units issued for bonus plan	14,400	429
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	1,082,868	35,992
Issued on conversion of exchangeable shares	2,143	70
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,477,278	7,045
Transfer from contributed surplus for unit based awards	-	14,592
Trust units issued for bonus plan	23,039	695
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at December 31, 2007	67,335,427	380,941

	2007	2006
Contributed Surplus
Opening balance	$30,513	$14,566
Unit compensation expense	13,290	24,383
Transfer to unitholders’ capital for unit based awards	(14,592)	(8,436)
Ending balance	$29,211	$30,513

Cash distributions declared to unitholders for the year ended December 31, 2007 were $136.4 (2006 - $130.6).  Cash distributions are determined by the Board of Directors in accordance with the Trust Indenture and are paid monthly.

10. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.  The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder.   The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units.  Cash distributions are not paid on exchangeable shares.

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

2007 Annual Financial Statements – Exhibit 99.3	16

10. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES (Continued)

	2007	2006
Exchangeable shares
Opening number of exchangeable shares	4,458,919	4,619,335
Exchanged for trust units	(1,446)	(160,416)
Ending balance	4,457,473	4,458,919
Ending exchange ratio	1.55595	1.46741
Trust units issuable upon conversion	6,935,605	6,543,062

Following is a summary of the non-controlling interest:

	2007	2006
Non-controlling interest, beginning of year	51,780	$38,760
Reduction of book value for conversion to trust units	(17)	(1,897)
Current period net earnings attributable to non-controlling interest	16,813	14,917
Non-controlling interest, end of year	68,576	$51,780

11. UNIT COMPENSATION PLANS

Unit Rights Incentive Plan
The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees.  No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005.  The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Under the plan, the Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust.  Unit right exercise prices were equal to the market price for the trust units on the date the unit rights were issued.  Under certain conditions, the exercise price per unit may be adjusted by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date.  Rights granted under the plan vest over a three-year period and expire five years after the grant date.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights.  For unit rights issued in 2005, the following assumptions were used to arrive at the estimate of fair value:

2005
Expected volatility	22.33%
Risk-free interest rate	4.0%
Expected life of option (years)	5.0
Fair value per option	$5.28

The dividend yield is offset by the reducing strike price feature of the plan resulting in the use of a zero dividend yield in the option-pricing model.  During the year, $1.1 million of the fair value has been recorded as compensation expense (2006 - $2.6 million).

The following table summarizes information about the Trust’s unit rights:

		2007		2006
		Grant Date		Grant Date
	Number of	Weighted Average	Number of	Weighted Average
	Unit Rights	Exercise Price	Unit Rights	Exercise Price
Opening Balance	2,244,258	$14.12	3,617,750	$13.81
Granted	-	-	-	-
Cancelled	(3,900)	21.55	(177,800)	17.85
Exercised	(1,091,742)	13.63	(1,195,692)	12.63
Closing balance	1,148,616	$14.55	2,244,258	$14.12

2007 Annual Financial Statements – Exhibit 99.3	17

11. UNIT COMPENSATION PLANS (Continued)

A summary of the plan as at December 31, 2007 is as follows:

		Number of	Remaining	Number of
Range of Exercise	Adjusted	Rights	Contractual Life	Rights
Price at Grant Date	Exercise Price	Outstanding	of Right (Years)	Exercisable
$11.45	$1.40	559,400	0.08	559,400
$11.46 - $15.00	$1.58 - $5.12	102,400	0.38	102,400
$15.01 - $19.56	$6.83 - $11.38	486,816	1.67	468,149

Trust Unit Award Incentive Plan
In 2005, the Board of Directors established the Trust Unit Award Incentive Plan governing the issuance of unvested units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates.

Upon vesting, the grantee receives unrestricted units of the Trust, adjusted for cumulative distributions during the vesting period.  The number of units issued upon vesting is dependent upon the performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of awards originally granted.  In general, awards granted vest annually.

The fair value of awards is estimated at the date of grant and is recognized over the vesting period.

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance December 31, 2006	967,800
Granted	441,310
Vested	(193,575)
Cancelled	(113,040)
Balance December 31, 2007	1,102,495

Compensation expense of $12.1 million was recorded during the year ended December 31, 2007 (2006 - $21.8 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan
In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Incentive Plan which provides for cash payments based on the market value of a trust unit.  The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $2.0 million has been recorded as general and administration expense during the year ended December 31, 2007 (2006 - $1.2 million).

2007 Annual Financial Statements – Exhibit 99.3	18

12. PER-UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	2007	2006
Net earnings	$164,286	$146,923
Non-controlling interest – exchangeable shares	16,813	14,917
Net earnings for diluted net earnings per trust unit calculation	$181,099	$161,840

Weighted average trust units outstanding	66,122,423	63,977,134
Trust units issuable on conversion of exchangeable shares	6,935,786	6,585,887
Dilutive impact of unit rights incentive and trust unit award plans	2,724,514	2,496,856
Diluted weighted average trust units outstanding	75,782,723	73,059,877

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding unit rights were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

13. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Q3 2008	US$0.28/bbl	250	$70.00 - $90.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q1 2008	US$0.25/bbl	500	$68.42 - $83.00
Q1 2008	US$0.25/bbl	500	$69.25 - $82.00
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

The fair values of derivative instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings.  The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

2007 Annual Financial Statements – Exhibit 99.3	19

13. DERIVATIVE INSTRUMENTS (Continued)

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

	2007	2006
Fair value of contracts, beginning of period	$6,280	$783
Opening unrealized (gain) on contracts settled during the period	(1,624)	(783)
Realized (loss) on contracts settled during the period	(2,835)	(222)
Unrealized gain (loss) during the period on contracts outstanding at the end of the period	(2,554)	1,354
Purchase of derivative contracts at fair value	-	4,926
Net payment to counterparties under contract settlements during the period	2,835	222
Fair value of contracts, end of period	2,102	6,280
Comprised of:
Current derivative asset	37	1,624
Current derivative liability	(7,450)	-
Non-current derivative asset	9,515	4,656
	$2,102	$6,280

The loss (gain) on derivative instruments for the period is comprised of the following:

	2007	2006
Realized loss on contracts settled during the period	$2,835	$222
Opening unrealized gain on contracts settled during the period	1,624	783
Unrealized (gain) loss during the period on contracts outstanding at the end of the period	2,554	(1,354)
Loss (gain) on derivative instruments for the period	$7,013	$(349)

Pursuant to an acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision.  The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

During the normal course of business, the Trust enters into fixed and collared price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.

2007 Annual Financial Statements – Exhibit 99.3	20

14. CASH FLOW INFORMATION

The following details the changes in non-cash working capital:

	2007	2006
Accounts receivable	$3,972	$10,497
Crude oil inventory	(2,863)	18,571
Prepaid expenses and other	1,606	(4,085)
Accounts payable and accrued liabilities	(37,943)	(62,399)
Foreign exchange	(1,249)	4,181
Changes in non-cash working capital	$(36,477)	$(33,235)

15. SEGMENTED INFORMATION

The Trust has operations principally in Canada, France, the Netherlands and Australia. The Trust’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2007	2006
Petroleum and natural gas revenue
Canada	$225,501	$208,306
France	240,547	201,650
Netherlands	77,367	92,592
Australia	163,919	115,524
	$707,334	$618,072
Net earnings
Canada	$9,920	$26,658
France	84,712	60,079
Netherlands	16,286	29,660
Australia	53,368	30,526
	$164,286	$146,923
Capital expenditures
Canada	$69,713	$111,216
France	73,504	164,523
Netherlands	22,275	3,673
Australia	131,441	8,566
	$296,933	$287,978
Total assets
Canada	$662,904	$627,147
France	604,090	542,074
Netherlands	150,533	148,710
Australia	250,596	144,908
	$1,668,123	$1,462,839

16. LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments:

	2007	2006
Portfolio investments, at fair value	$5,032	$-
Portfolio investments, at cost (fair value 2006 - $5.2 million)	-	496
Investment in Verenex, equity method (fair value - $158.8 million, 2006 - $109.6 - million)	58,096	26,656
	$63,128	$27,152

2007 Annual Financial Statements – Exhibit 99.3	21

17. RELATED PARTY TRANSACTIONS

During the period, Vermilion initially paid for various expenditures on behalf of Verenex and then recovered such amounts from Verenex.  These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

18. COMMITMENTS

The Trust has various commitments associated with its business operations, none of which, in managements view, are significant.

19. COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	2007	2006
Monies on deposit with banks	$44,588	$26,039
Guaranteed short-term investments	3,280	911
Total cash and cash equivalents	$47,868	$26,950

20. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535 - “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed.  Section 3862 - “Financial Instruments – Disclosures” and Section 3863 - “Financial Instruments – Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position.  These three sections are effective for fiscal years beginning on or after October 1, 2007.  The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031 - “Inventories.”  This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent.  This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400 - “General Standards of Financial Statement Presentation”, to require an assessment and potential disclosure of an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods beginning on or after January 1, 2008.  These amendments will not impact the Trust’s consolidated financial statements.

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises.

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangible Assets” to replace Sections 3062 – “Goodwill and Other Intangible Assets” and 3450 – “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.   This Section is effective for fiscal years beginning on or after October 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

2007 Annual Financial Statements – Exhibit 99.3	22

21. SUBSEQUENT EVENTS

On January 31, 2008 the Trust completed an acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration before final adjustments of approximately $47 million.  The purchase price allocation relating to this acquisition has not yet been finalized.

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The significant differences, as they apply to the Trust are shown below.

The application of U.S. GAAP would have the following effect on net earnings:

	2007	2006
Net earnings as reported under Canadian GAAP	$164,286	$146,923
Differences having the effect of increasing (decreasing) net earnings
Unit based compensation (a)	(22,264)	(27,291)
Non-controlling interest adjustment (c)	16,813	14,917
Gain on marketable securities (d)	-	1,973
Depletion, depreciation and accretion (c, e and f)	3,220	(16,225)
Equity method accounting adjustments (g)	(4,361)	(1,798)
Dilution gain on sale of shares by equity method investee (h)	29,082	9,429
Deferred tax consequences of U.S. GAAP adjustments	(6,469)	11,825
Net earnings under U.S. GAAP before cumulative effect of change in accounting principle	180,307	139,753
Cumulative effect of change in accounting principle (a)	-	(49,276)
Net earnings under U.S. GAAP	180,307	90,477
Retained deficit, beginning of year, under U.S. GAAP	(1,536,381)	(1,629,426)
Distributions declared (Canadian and U.S. GAAP)	(136,389)	(130,638)
Temporary equity adjustment to retained deficit (b)	(205,192)	133,206
Retained deficit, end of period, under U.S. GAAP	$(1,697,655)	$(1,536,381)

Earnings per trust unit under U.S. GAAP before cumulative effect of change in accounting principle
Basic	$2.47	$1.98
Diluted	$2.38	$1.90
Cumulative effect of change in accounting principle (a)
Basic	$-	$(0.70)
Diluted	$-	$(0.67)
Earnings per trust unit under U.S. GAAP
Basic	$2.47	$1.28
Diluted	$2.38	$1.23
Weighted average trust units outstanding
Basic (c)	73,058,209	70,563,021
Diluted (c)	75,772,059	73,409,726

2007 Annual Financial Statements – Exhibit 99.3	23

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets:

	2007	2007	2006	2006
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS
Current
Cash and cash equivalents	$47,868	$47,868	$26,950	$26,950
Accounts receivable	119,645	119,645	120,573	120,573
Crude oil inventory	11,033	11,033	4,898	4,898
Derivative instruments	37	37	1,624	1,624
Prepaid expenses and other	7,669	7,669	13,473	13,473
	186,252	186,252	167,518	167,518
Derivative instruments	9,515	9,515	4,656	4,656
Long-term investments (d, g and h)	63,128	91,762	27,152	35,769
Goodwill	19,840	19,840	19,840	19,840
Reclamation fund (d)	57,928	57,928	56,357	58,793
Capital assets (c, e and f)	1,331,460	1,311,639	1,187,316	1,164,328
	$1,668,123	$1,676,936	$1,462,839	$1,450,904

LIABILITIES
Current
Accounts payable and accrued liabilities	$128,858	$128,858	$139,672	$139,672
Unit based compensation liability (a)	-	71,627	-	75,833
Distributions payable to unitholders	12,794	12,794	11,000	11,000
Income taxes payable	1,518	1,518	13,419	13,419
Derivative instruments	7,450	7,450	-	-
	150,620	222,247	164,091	239,924
Long-term debt	452,490	452,490	358,236	358,236
Asset retirement obligation	163,374	163,374	127,494	127,494
Unit based compensation liability (a)	-	15,641	-	15,348
Future income taxes	205,702	206,594	224,631	220,429
	972,186	1,060,346	874,452	961,431
Non-controlling interest – exchangeable shares (c)	68,576	-	51,780	-
Temporary equity (a, b and c)	-	2,314,245	-	2,025,854

UNITHOLDERS’ EQUITY
Unitholders’ capital (b)	380,941	-	321,035	-
Contributed surplus	29,211	-	30,513	-
Retained earnings (deficit)	217,209	(1,697,655)	185,059	(1,536,381)
	627,361	(1,697,655)	536,607	(1,536,381)
	$1,668,123	$1,676,936	$1,462,839	$1,450,904

2007 Annual Financial Statements – Exhibit 99.3	24

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

a)	Unit based compensation

On January 1, 2006 the Trust adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” using the modified prospective application method.  As a result of adopting this standard, the Trust’s unit based compensation plans are now accounted for as liability plans whereas under Canadian GAAP and the previous U.S. standard, SFAS No. 123 “Accounting for Stock-Based Compensation” the plans are considered equity plans.  Under equity plan accounting, a fair value is determined for a unit based compensation award at the date of grant.  This fair value is recognized as an expense over the relevant vesting period with a corresponding increase in temporary equity.  Liability plan accounting requires that the fair value associated with a unit based award be remeasured at each reporting date until settlement with the corresponding changes in fair value reflected in net earnings.  In the case of unit rights incentive plan awards, the Trust considers that settlement has occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the unit right has been exercised.  For trust unit awards, settlement is considered to have occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the trust unit has vested.  Upon settlement, the fair value of the award is reclassified to temporary equity.

The adoption of SFAS No. 123(R) on January 1, 2006 resulted in the recording of a unit based compensation liability of $63,842, a decrease to temporary equity of $14,566 and a corresponding expense of $49,276 representing the cumulative effect of a change in accounting principle.  As required by the transitional provisions of SFAS 123(R) associated with the modified prospective application method, prior periods have not been restated.

The fair value of trust unit awards is determined using a Monte Carlo simulation model incorporating current and historical market performance data in relation to the Trust and certain peer entities.  The fair value of unexercised unit rights incentive plan awards was determined using the Black-Scholes model incorporating management’s estimates as follows:

	December 31,	December 31,
	2007	2006
Expected volatility	19.46%	20.80%
Risk-free interest rate	3.17%	3.97%
Expected life of option (years)	0.78	1.4
Fair value per option	$24.31	$24.89

b)	Temporary equity

As trust units are redeemable on demand for cash under the terms of the Trust Indenture, U.S. GAAP requires that trust units be carried at their redemption value outside of permanent equity.  Changes in the redemption value are reflected as adjustments to retained earnings.  Under Canadian GAAP, the trust units are considered permanent equity.

c)	Non-controlling interest adjustment

Under Canadian GAAP exchangeable shares are classified as non-controlling interest to reflect a minority ownership in a subsidiary of the Trust.  As these exchangeable shares are ultimately to be converted into trust units (see Note 10), they are classified as temporary equity under U.S. GAAP.  Accordingly, non-controlling interest net income as recorded under Canadian GAAP is eliminated.  Increases to capital assets recorded during the year ended December 31, 2007 of $53 (2006 - $5,533) related to the conversion of exchangeable shares, as well as the related depletion and depreciation effects, have been eliminated.

Under U.S. GAAP, the exchangeable shares are included in the calculation of basic weighted average trust units outstanding whereas under Canadian GAAP they are only incorporated into diluted weighted average trust units outstanding.

2007 Annual Financial Statements – Exhibit 99.3	25

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Gain on marketable securities

On January 1, 2007, the Trust adopted CICA Handbook Section 3855, “Financial Instruments”.  As a result of adopting Section 3855, the Trust’s investments in equity securities are now measured at fair value whereas previously they were carried at cost.   This change in Canadian GAAP eliminated a difference between Canadian and U.S. GAAP as these equity investments must be carried at fair value under U.S. GAAP.  The Trust has elected to reflect gains and losses associated with changes in fair value of these securities under Canadian GAAP and U.S. GAAP in net earnings.

e)	Liability method of accounting for income taxes

In 2000, the Trust adopted the liability method of accounting for income taxes for Canadian GAAP.  The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted would have been reflected in capital assets.  As a result of the difference in implementation method, depletion and depreciation expense differs between U.S. and Canadian GAAP due to the additional amounts reflected as capital assets under U.S. GAAP.  During the year ended December 31, 2007 additional depletion and depreciation of $1,480 (2006 - $1,321) was recorded under U.S. GAAP.

f)	Ceiling test

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on unescalated prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.  Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust’s property, plant and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves and if an impairment loss is determined to have occurred, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income.  The application of the impairment test under U.S. GAAP at December 31, 2006 resulted in a write-down of capitalized costs of $17,039 on a before-tax basis.  This write-down is reflected as additional depletion expense.  The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs for the year ended December 31, 2007.

g)	Equity method accounting adjustments

Under Canadian GAAP, entities that use the full-cost method of accounting adjust depletion reported by equity method investees to result in the investor’s reported net income being the same as if the investee had been consolidated.  Accordingly, depletion and ceiling test calculations are recalculated using reporting-entity cost-centres which include figures related to the equity method investee.  Under U.S. GAAP no such adjustments are recorded in relation to equity method investees.

h)	Dilution gain on sale of shares by equity method investee

Under Canadian GAAP, entities that use the full-cost method of accounting only recognize dilution gains on sales of shares by equity method investees if the sale is, in substance, a sale of oil and gas properties, in situations where crediting the proceeds to the relevant cost-centres results in a change of at least 20% to the related depletion, depreciation and amortization rates.  Under U.S. GAAP there is no similar guidance which would preclude the recognition of a dilution gain related to equity method investees and accordingly, the Trust has recorded gains related to Verenex’s 2007 and 2006 share offerings.

2007 Annual Financial Statements – Exhibit 99.3	26

22.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)	Uncertain Tax Positions

On January 1, 2007 the Trust adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.”  It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The adoption of FIN 48 did not have a material impact on the Trust’s consolidated financial statements.

j)	Recent U.S. Accounting Standards

•
The FASB introduced SFAS No. 157, “Fair Value Measurements”, which establishes a single authoritative definition of fair value based upon the assumptions market participants would use when pricing an asset or liability and creates a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, additional disclosures are required, including disclosures of fair value measurements by level within the fair value hierarchy.  SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Trust does not believe that the adoption of SFAS 157 will have a material impact on its results of operations and financial position.

•
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Trust is currently evaluating the provisions of SFAS 159 and assessing the impact the standard may have on its financial position and results of operations.

•
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity's fiscal year that begins on or after Dec. 15, 2008.

•
In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”, which establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Trust is evaluating the impact of SFAS No. 160 on its consolidated financial statements.

2007 Annual Financial Statements – Exhibit 99.3	27

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ANNUAL AND SPECIAL MEETING
Friday, May 2, 2008, 10:00 a.m.
The Grand Lecture Theatre
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS & KEY PERSONNEL
FirstQuarterReportMarch 31, 2003
CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Paul L. Beique
Director Investor Relations

Daniel Goulet, P.Eng.
Director Production and Operations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

2007 Annual Financial Statements – Exhibit 99.3	28